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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   0-25678
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(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:  December 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                            MRV Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                             8917 Fullbright Avenue
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Address of Principal Executive Office (Street and Number)

                              Chatsworth, CA 91311
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        In September 1996, the Company completed a private placement of an aggregate of $30,000,000 principal amount of 5% convertible subordinated debentures due August 6, 1999 (the "Debentures"). A portion of the proceeds from this private placement was used in the Fibronics Acquisition discussed in
Part IV below. The Debentures are convertible into Common Stock at any time at the option of the holders (and will automatically convert into Common Stock at maturity if not earlier converted or redeemed at a conversion rate (the "Conversion Rate") equal to the quotient determined by dividing the principal plus accrued but unpaid interest at the conversion date by the "Conversion Date Market Price," as defined in the Debenture. The Conversion Date Market price is a discount from the market price of the Common Stock at the time of conversion that decreases over the life of the Debentures until it reaches a floor.

        At a meeting of the Emerging Issues Task Force ("EITF") held on March 13, 1997, the staff of the SEC announced its position on the accounting treatment for the issuance of convertible preferred stock and debt securities with a beneficial conversion feature such as that contained in the Debentures. As announced, the SEC requires that a beneficial conversion feature attached to instruments such as the Debentures that are convertible into equity be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital and charging it to interest expense. As a result of this position, the Company will add a non-recurring, non-cash charge to its results of operations for the year ended December 31, 1996 related to the issuance of the Debentures in the amount of approximately $4,357,000.

        The Company requires additional time to properly reflect these charges in its financial statements and Form 10-K for the year ended December 31, 1996.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                             Edmund Glazer                      818               773-9044
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Registrant expects to report revenues for the year ended December 31, 1996 of $88,815,000 compared to $39,202,000 for the year ended December 31, 1995.

        On September 26, 1996, the Company completed an acquisition (the "Fibronics Acquisition") from Elbit Ltd. ("Elbit") of certain of the assets and selected liabilities of Elbit's wholly-owned subsidiary, Fibronics Ltd. and its subsidiaries (collectively "Fibronics") related to Fibronics' computer networking and telecommunications businesses (the "Fibronics Business") in Germany, the United States, the United Kingdom, the Netherlands and Israel. The purchase price for the Fibronics Business was approximately $22,800,000, which was paid using a combination of cash and Common Stock of the Company. This acquisition resulted in non-recurring charges in the amount $17,795,000 and $6,974,000 for purchased technology in progress and restructuring, respectively.

        As a result of the non-recurring charges incurred in connection with the Fibronics Acquisition and the issuance of the Debentures (as described in Part III above), registrant expects to report a net loss of approximately $9,654,000 (or $0.49 per share) for the year ended December 31, 1996 compared to a net loss of $1,273,000 (or $0.07 per share) for the year ended December 31, 1995.

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                            MRV Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        March 31, 1997             By       /s/  EDMUND GLAZER
     ---------------------------         -------------------------------------
                                         Edmund Glazer, Vice President of
                                         Finance and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)